NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-14

August 30, 2006

Cumberland Receives Positive Recommendation from the Nunavut Impact Review Board for Development of the Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is very pleased to announce that the Nunavut Impact Review Board (“NIRB”) has recommended that development of the Meadowbank gold project should proceed.  The decision by NIRB concludes a two and a half year comprehensive review and public hearing process involving multi-disciplinary Federal, Territorial, regional and community based representation.  The Meadowbank gold project is designed to produce an average of 330,000 ounces gold per year over an eight year mine life making it one of Canada’s future highest output gold producers.  Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

“Meadowbank is the first major gold development proposal to move through the Nunavut environmental assessment process.  After a multi-year review conducted by NIRB we are extremely pleased with today’s recommendation for development of the project,” stated Kerry Curtis, President and CEO of Cumberland.  “We are now just steps away from developing Canada’s largest pure gold open pit reserves into Nunavut’s first new large-scale, long-life gold operation.  With this transition into mid-tier level gold production, Meadowbank will provide much desired jobs, training, infrastructure and economic opportunities to Nunavut.”

Next Steps

The positive NIRB recommendation and associated report will now be forwarded to the Federal Minister of Indian Affairs and Northern Development to ensure compliance with the Article 12 of the Nunavut Land Claims Agreement.  Upon acceptance of the NIRB recommendation by the Federal Minister, a Project Certificate can be issued.  This process is expected to take at least two months, at which point the necessary licences to commence construction can be issued.  In the interim, Cumberland will commence procurement and staging of equipment and supplies in preparation for construction of the conventional access road from Baker Lake to Meadowbank.

Meadowbank Gold Project

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005:

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine
400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine
US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

In March 2006, Cumberland arranged a gold loan facility for up to 420,000 ounces of gold (15% of reserves) from Barclays Capital, Bayerische Hypo-und Vereinsbank and Société Générale.  Such facility is subject to the satisfaction of certain conditions including, among other things, Cumberland securing all requisite regulatory permits and licences and completion of final loan documentation.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million.

Positive Economic Impacts to Nunavut

Meadowbank is forecast to provide substantial employment and economic benefits to Nunavut for at least 12 years of development, operation and closure.  The Meadowbank final Environmental Impact Statement estimated that during construction 350 direct jobs will be created and the GDP of Nunavut will rise 7% to 8%.  During operations, the project is estimated to contribute $1.4 billion to Nunavut’s GDP.  Of the planned 360 new full time permanent jobs to be created during operations, many are expected to be filled by residents of Baker Lake and the surrounding Kivalliq communities.

As a requirement for development of Meadowbank, Cumberland and the Kivalliq Inuit Association signed a comprehensive Inuit Impact and Benefit Agreement (“IIBA”) during early 2006.  The IIBA ensures that local employment, training and business opportunities arising from all phases of development, operation and closure of the Meadowbank project are accessible to the Kivalliq Inuit.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  Depending on receipt of permits and licences, operations from three, shallow open pits could commence in late 2008 or early 2009.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.